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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*



                                  JACLYN, INC.
  ---------------------------------------------------------------------------
                                 (Name of Issuer

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                         -------------------------------
                                 (CUSIP Number)


            William D. Freedman, Parker Chapin Flattau & Klimpl, LLP
      1211 Avenue of the Americas, New York, New York 10036, (212) 704-6000
  ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 29, 1997
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 469772 10 7                                         Page 2 of 12 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        1       NAME  OF   REPORTING   PERSON   S.S.  OR  I.R.S.
                IDENTIFICATION NO. OF ABOVE PERSON

                ABE GINSBURG
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*


--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        0
                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     1,120,033
         OWNED BY             --------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                        0
           WITH               --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        224,961
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,273,990

--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                      [_]


--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                47.0%

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 469772 10 7                                         Page 3 of 12 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                ALLAN GINSBURG
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                         (b) [X]


--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*


--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                0
                    ------------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               1,058,873
       OWNED BY     ------------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  124,138
         WITH       ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                181,220
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,243,037

--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                      [_]


--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.2%

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 469772 10 7                                         Page 4 of 12 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                ROBERT CHESTNOV
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                         (b) [X]


--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*


--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        0
                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     1,057,764
         OWNED BY             --------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                        98,041
           WITH               --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        207,534
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,243,397
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                      [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.2%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 469772 10 7                                         Page 5 of 12 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                HOWARD GINSBURG
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*


--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        0
                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     1,054,264
         OWNED BY             --------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                        113,277
           WITH               --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        176,611
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,238,428
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                      [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.0%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 6 of 12 pages


                 AMENDMENT NO. 7 TO JOINT FILING ON SCHEDULE 13D

                                       OF

            THE JACLYN, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                       AND
            ABE GINSBURG, ALLAN GINSBURG, ROBERT CHESTNOV AND HOWARD
                                    GINSBURG

                          WITH RESPECT TO JACLYN, INC.


           The following information supplements and amends the information contained in the joint statement on Schedule 13D dated February 29, 1988 filed by the Jaclyn, Inc. Employee Stock Ownership Plan and Trust ("Trust") and by Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, Trustees of the Trust, relating to the Common Stock, $1.00 par value per share ("Common Stock"), of Jaclyn, Inc., as amended by Amendment No. 1 with respect to an event which occurred on May 18, 1988, by Amendment No. 2 with respect to an event which occurred on February 28, 1989, by Amendment No. 3 with respect to an event which occurred on January 2, 1991, by Amendment No. 4 dated January 4, 1993, by Amendment No. 5 with respect to an event which occurred on March 13, 1993 and by Amendment No. 6 with respect to an event that occurred on February 14, 1994 (as so amended, the "Statement"). Capitalized terms used herein which are defined terms in the Statement shall have the same meanings herein as in the Statement unless otherwise expressly defined herein.

1.         Item 4 of the Statement is hereby amended as follows:

           The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

           "Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg are parties to an amended and restated stockholders agreement dated as of July 30, 1996 by and among the Corporation, such individuals and certain other stockholders of the Corporation (the "Stockholders Agreement"). The Stockholders Agreement, among other things, entitles Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, in their capacity as a Stockholders' Committee (in such capacity, collectively, the "Stockholders Committee"), acting by the vote of at least two-thirds, or by the unanimous written consent, of the members of the Stockholders Committee, to direct the voting of the shares of Common Stock owned by the stockholders of the Corporation who are signatories to the Stockholders Agreement with respect to all matters submitted to stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation or pursuant to a written consent in lieu thereof. At December 29,

                                                              Page 7 of 12 pages

1997, the Stockholders Committee was entitled, pursuant to the Stockholders Agreement, to direct the vote with respect to 1,031,610 shares of Common Stock."

           A new paragraph is hereby added to Item 4 of the Statement as follows:

           "On December 29, 1997, the Corporation granted to Robert Chestnov a restricted stock award of 20,000 shares of Common Stock (the "Restricted Stock Award")."

2. Item 5 of the Statement is hereby amended in its entirety to read as follows:

"Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

           At December 29, 1997, the Trust was the beneficial owner of 153,957 shares of Common Stock, representing 5.7% of the outstanding shares of Common Stock. Each employee who is a participant in the Trust is entitled to direct the Trustees as to the voting of Shares allocated to his account under the Trust. Under the Trust, the Trustees are required to vote shares of Common Stock which are not allocated to the account of participants in the same proportion and manner as allocated shares are voted by participants. The Trustees share the power to dispose of the shares of Common Stock owned by the Trust.

           At December 29, 1997, the Trustees were the beneficial owners of shares of Common Stock as indicated below.

           (a)        Abe Ginsburg  beneficially  owned  1,273,990  shares.  Mr.
Ginsburg shared power to direct the voting as to 1,120,033 of such shares and shared dispositive power as to 244,961 of such shares. The 1,273,990 shares include (i) an aggregate of 68,350 shares owned by two charitable foundations in which Mr. Ginsburg serves as a director and officer and with respect to which he shares dispositive power, (ii) 22,654 shares owned by the Corporation's Pension Plan, of which Mr. Ginsburg serves as a co-trustee and with respect to which he shares voting and dispositive power and (iii) 1,031,610 shares (including 2,581 of the shares described in clause (i) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares described in clauses (i),
(ii) and (iii) above.

           Of the 68,350 shares of Common Stock referred to in clause (i), Mr. Ginsburg shares dispositive power with respect to 2,581 of such shares with Mr. Martin Ginsburg, a consultant to the Corporation. Martin Ginsburg's business address is 635 59th Street, West New York, New Jersey 07093. Mr. Ginsburg shares dispositive power with respect to the remaining 65,769 shares of Common Stock referred to in clause (i) with Mrs. Sylvia Ginsburg. Mrs. Ginsburg's residence address is 1512 Palisade Avenue, Fort Lee, New Jersey 07024. Mr. Ginsburg shares voting and dispositive power of the 22,654 shares referred to in clause (ii) with Messrs. Allan Ginsburg, Chairman of the Corporation, Robert Chestnov, President and Chief Executive Officer of the Corporation, and Howard Ginsburg, Vice-Chairman of the Corporation, each co-trustees of the

                                                              Page 8 of 12 pages

Corporation's Pension Plan. Neither Martin Ginsburg nor Sylvia Ginsburg have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Martin Ginsburg and Sylvia Ginsburg are each United States citizens.

           (b)        Allan Ginsburg  beneficially  owned 1,243,037 shares.  Mr.
Ginsburg has sole dispositive power as to 124,138 of such shares, shared power to direct the voting as to 1,058,873 of such shares and shared dispositive power as to 181,220 of such shares. The 1,243,037 shares include (i) 21,984 shares held by him as a custodian for his children, (ii) 10,769 shares owned by his wife, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 9,485 shares owned by the Trust and allocated to his account thereunder, (v) 4,609 shares owned by a charitable foundation in which Mr. Ginsburg serves as an officer and trustee and with respect to which he shares voting and dispositive power, (vi) 39,692 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (vii) 1,031,610 shares (including the shares described in clauses (i), (ii) and (iv) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii), (v) and 929,456 of the shares described in clause (vii) above.

           Mr. Ginsburg shares voting and dispositive power of the 4,609 shares referred to in clause (v) with Mrs. Carolyn Ginsburg. Mrs. Ginsburg's residence address is 77 Pine Terrace, Demarest, New Jersey 07627. During the past five years, Carolyn Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carolyn Ginsburg is a United States citizen.

           (c)        Robert Chestnov  beneficially  owned 1,243,397 shares. Mr.
Chestnov has sole dispositive power as to 98,041 of such shares, shared power to direct the voting as to 1,057,764 of such shares and shared dispositive power as to 207,534 of such shares. The 1,243,397 shares include (i) 26,600 shares held of record by him as a trustee of two trusts, (ii) 27,423 shares held of record by him as co-trustee of a trust, (iii) 372 shares owned by his wife, (iv) 6,906 shares held of record by his wife as custodian for their children, (v) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (vi) 9,485 shares owned by the Trust and allocated to his account thereunder, (vii) 3,500 shares owned by a charitable foundation in which Mr. Chestnov serves as an officer and director with respect to which he shares voting and dispositive power, (viii) 41,161 shares with Mr. Chestnov may acquire pursuant to presently exercisable stock options, and (xi) 1,031,610 shares (including the shares described in clauses (i), (ii), (iii), (iv) and (vi) above) with respect to which Mr. Chestnov shares

                                                              Page 9 of 12 pages

power to direct the voting pursuant to the Stockholders Agreement. Mr. Chestnov disclaims beneficial ownership of the shares referred to in clauses (i), (ii),
(iii), (iv), (v), (vii) and 960,169 of the shares described in clause (xi) above.

           Mr. Chestnov shares dispositive power with respect to the 27,423 shares referred to in clause (ii) and the 3,500 shares referred to in clause
(vii) with Mr. Richard Chestnov, a private investor, with a residence address at 17142 Whitehaven Drive, Boca Raton, Florida 33496. Richard Chestnov is also a director of the Corporation. During the past five years, Richard Chestnov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard Chestnov is a United States citizen.

           (d)        Howard Ginsburg  beneficially  owned 1,238,428 shares. Mr.
Ginsburg has sole dispositive power as to 113,277 of such shares, shared power to direct the voting of 1,054,264 of such shares and shared dispositive power as to 176,611 of such shares. The 1,238,428 shares include (i) 55,114 shares held of record by him as custodian for his minor children, with respect to which shares he disclaims beneficial ownership, (ii) 9,485 shares owned by the Trust and allocated to his account with respect which he has the right to direct the vote, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 39,692 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (v) 1,031,610 shares (including the shares described in clauses (i) and (ii) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses
(i), (ii), (iii) and 973,447 of the shares described in clause (iv) above.

           There is included in the aggregate share ownership of each Trustee the shares of Common Stock owned by the Trust.

           Under certain circumstances set forth in the Trust, the Corporation's Board of Directors may direct the payment of dividends on shares of Common Stock owned by the Trust that have been allocated to the accounts of participating employees. In addition, dividends declared on the 1994 Shares will be deposited in an account with the Trust's bank lender and used to repay principal and interest on the loan made to the Trust on February 15, 1994. Except as set forth in the Trust, and the shares of Common Stock with respect to which the Trustees share dispositive power as described in this Statement (including the 1994 Shares), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Trustees and the Trust.

           On October 30, 1997, Abe Ginsburg disposed of 309 shares of Common Stock by gift to a charitable foundation of which he serves as a director and officer. On October 30, 1997, Abe Ginsburg's wife disposed of 10,920 shares of Common Stock by gift to a charitable foundation of

                                                             Page 10 of 12 pages

which Abe Ginsburg serve as a director and officer. On November 5, 6 and 7, 1997, a trust of which Robert Chestnov serves as trustee sold an aggregate of 1,800 shares of Common Stock. On November 3, 6, 7 and 10, another trust of which Robert Chestnov serves as trustee sold an aggregate of 2,100 shares of Common Stock. On November 14, 1997, the Trust issued 81 shares of Common Stock to an employee of the Corporation upon termination of his employment. On November 25, 1997, a charitable foundation of which Allan Ginsburg serves as an officer and trustee disposed of 6,000 shares of Common Stock by gift. On December 4, 1997, a charitable foundation of which Abe Ginsburg serves as a director and officer disposed of 2,209 shares of Common Stock by gift. On December 19, 1997, the Trust issued an aggregate of 423 shares of Common Stock to employees of the Corporation upon termination of their employment. On December 29, 1997, Robert Chestnov acquired 20,000 shares of Common Stock pursuant to the Restricted Stock Award. Except for the foregoing transactions, neither the Trust nor any of the Trustees have effected any other transactions in Common Stock during the past sixty days."

3. Item 6 of the Statement is hereby amended in its entirety to read as follows:

"Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees and the Trust or between the Trustees and/or the Trust and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, except for (a) the Trust, (b) the letter agreements dated February 15, 1994 between the Trust and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg relating to the sale by each of them to the Trust of 30,000, 20,000 and 10,000 shares of Common Stock, respectively, (c) stock option contracts dated as of December 21, 1993 and July 1, 1996 between the Corporation and each of Allan Ginsburg, Robert Chestnov and Howard Ginsburg with respect of the grant of stock options to each of them by the Corporation, (d) the Stockholders Agreement, (e) the Jaclyn, Inc. Employees Pension Trust, (f) the Loan and Security Agreement dated February 15, 1994 between the Trust and National Westminster Bank, New Jersey and (g) a letter agreement dated December 29, 1997 between the Corporation and Robert Chestnov relating to the grant of the Restricted Stock Award."

4. Item 7 of the Statement is hereby amended by adding the following new paragraphs O, P and Q at the end thereof.

           "O.        Stock  Option  Contracts  dated July 1, 1996  between  the
Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

           P. Amended and Restated Stockholders Agreement dated as of July 30, 1996 among the Corporation and certain stockholders of the Corporation (incorporated by reference to

                                                             Page 11 of 12 pages

Exhibit 10(j) to the Annual Report on Form 10-K of the Corporation, File No. 1-5863, for the fiscal year of the Corporation ended June 30, 1996).

           Q. Letter Agreement dated December 29, 1997 between the Corporation and Robert Chestnov."

                                                             Page 12 of 12 pages

                                   SIGNATURES


           After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:     January 7, 1998



                                                    /s/ Abe Ginsburg
                                                   -----------------------------
                                                    Abe Ginsburg


                                                    /s/ Allan Ginsburg
                                                   -----------------------------
                                                    Allan Ginsburg


                                                    /s/ Robert Chestnov
                                                   -----------------------------
                                                    Robert Chestnov


                                                    /s/ Howard Ginsburg
                                                   -----------------------------
                                                    Howard Ginsburg


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                                                             Page 13 of 12 pages
                                  EXHIBIT INDEX



EXHIBIT                                                                  PAGE
NUMBER               DESCRIPTION                                         NUMBER
------               -----------                                         ------

     O              Stock Option Contracts dated July 1,  1996 between
                    the Corporation and each of Robert Chestnov, Allan
                    Ginsburg and Howard Ginsburg.                          14

     P Amended and Restated Stockholders Agreement dated as of July 30, 1996 among the Corporation and certain stockholders of the Corporation (incorporated by reference to Exhibit 10(j) to the Annual Report on Form 10-K of the Corporation,
                    File No. 1-5863, for the fiscal year of the Corporation ended June 30, 1996).

     Q              Letter  Agreement  dated December 29, 1997 between
                    the Corporation and Robert Chestnov.                   26